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                            January 24, 2024

       Yunwu Li
       Chief Executive Officer and Chairman of the Board of Directors CDT Environmental Technology Investment Holdings Limited
       C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
       Nanshan District, Shenzhen, China 518057

                                                        Re: CDT Environmental
Technology Investment Holdings Limited
                                                            Amendment No. 13 to
Registration Statement on Form F-1
                                                            Filed January 11,
2024
                                                            File No. 333-252127

       Dear Yunwu Li:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 13 to Registration Statement on Form F-1

       Related Party Transactions, page 87

   1. We note your Related Party Transactions section continues to provide disclosure as of June 30, 2023,
December 31, 2022, 2021 and 2020. Please update your disclosure in this section on pages
87-89 to provide information since the beginning of your preceding three financial years
up to the date of your prospectus. Refer to Item 7.B of Form 20-F.
              Please contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff
       Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
       551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.




                            Sincerely,
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
January 24, 2024
Page 2

FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
January 24, 2024 Page 2
cc:       Hillary O   Rourke, Esq.
FirstName LastName